EXHIBIT 21.1

LIST OF SUBSIDIARIES OF US HIGLAND, INC.

Subsidiary Name:	State of Incorporation:	Date of Incorporation:	Ownership (%):
USH Distribution, Corp.	NV	9/23/2015	100%
Powersports Brands Alliance, Inc.	NV	9/23/2015	100%
Lahva, Inc.	NV	9/23/2015	40%